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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QUIDEL CORPORATION

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

74838J101

(CUSIP Number)

Jack W. Schuler
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 607-2066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74838J101	13D	Page 2 of 5

1.	Name of Reporting Person: Jack W. Schuler		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,829,163

		8.	Shared Voting Power: 225,756

		9.	Sole Dispositive Power: 2,829,163

		10.	Shared Dispositive Power: 225,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,054,919

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 74838J101	13D	Page 3 of 5

     The amendment amends the Statement on Schedule 13D dated October 23, 2000 that Jack W. Schuler filed on October 23, 2000 as follows.

Item 2. Identity and Background

     This Statement is filed by Jack W. Schuler in respect of an additional 1,166,982 shares of Quidel Corporation common stock, consisting of 1,055,851 shares that he acquired directly and through three individual retirement accounts for his benefit and 111,131 shares acquired by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors.

     Of these 1,166,982 additional shares, 431,176 shares were acquired during the 60-day period ending on April 28, 2005.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Schuler used personal funds to acquire the additional shares of Quidel Corporation common stock that he acquired directly. The three individual retirement accounts for Mr. Schuler’s benefit and the Schuler Family Foundation used cash on hand to acquire the additional shares of Quidel Corporation common stock that they respectively acquired.

     Of the 1,166,982 additional shares, Mr. Schuler and the three individual retirement accounts paid an aggregate of approximately $4,200,000 to acquire their additional shares, and the Schuler Family Foundation paid an aggregate of approximately $440,000 to acquire its additional shares.

Item 4. Purpose of Transaction

     The shares of Quidel Corporation common stock that Mr. Schuler acquired directly and indirectly through his individual retirement accounts, and the shares of Quidel Corporation common stock that the Schuler Family Foundation acquired, were acquired for and are being held for investment purposes. They were not acquired for the purpose of gaining control of Quidel Corporation.

     Mr. Schuler has no plans or proposals which relate to or could result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Schuler may from time to time review or reconsider his position and formulate plans or proposals which relate to or could result in one or more of such matters, but he has no present intention of doing so.

     Depending upon market conditions and other factors, in the future Mr. Schuler may consider the direct or indirect purchase of additional shares of Quidel Corporation common stock, or the sale or other disposition of some or all of his current shares, either through brokerage transactions in the open market, in privately negotiated transactions or otherwise. At present, however, he has no plans for the purchase of additional shares or the sale or other disposition of his current shares.

CUSIP No. 74838J101	13D	Page 4 of 5

Item 5. Interest in Securities of Issuer

     (a) Mr. Schuler beneficially owns 3,054,919 shares of Quidel Corporation common stock, representing 9.6% of the outstanding shares (determined on the basis of 31,954,706 outstanding shares on March 28, 2005, as disclosed in the definitive proxy statement that Quidel Corporation filed on April 19, 2005 for its annual meeting of stockholders on May 19, 2005).

     Prior to the purchases described in subparagraph (c), Mr. Schuler beneficially owned 2,623,743 shares of Quidel Corporation common stock, representing 8.2% of the outstanding shares.

     (b) Mr. Schuler has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 2,829,163 shares of Quidel Corporation common stock, and he has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 225,756 shares of Quidel Corporation common stock.

     Mr. Schuler shares voting and dispositive power in respect of the 225,756 shares of Quidel Corporation common stock held by the Schuler Family Foundation. As previously noted (see Item 2), Mr. Schuler is one of three directors of the Schuler Family Foundation. The other two directors are Mr. Schuler’s wife, Renata Schuler, and his daughter, Tanya Schuler.

     (c) The following is a list of the purchases of shares of Quidel Corporation common stock during the 60-day period ending on April 28, 2005. All of these purchases were made through brokerage transactions in the open market:

Date	Number of Shares	Price Per Share

Mr. Schuler directly:

March 7, 2005	18,000	$4.25
March 8, 2005	20,000	$4.10
March 9, 2005	21,483	$3.96
March 10, 2005	20,500	$3.96
March 21, 2005	9,000	$3.88
March 22, 2005	1,400	$3.95
April 4, 2005	16,300	$3.74
April 5, 2005	3,025	$3.75
April 6, 2005	6,400	$3.82
April 7, 2005	200	$3.80
April 8, 2005	5,500	$3.88
April 11, 2005	5,600	$3.72
April 15, 2005	7,250	$3.87
April 18, 2005	6,200	$3.74
April 19, 2005	17,000	$3.77
April 21, 2005	10,000	$3.81
April 25, 2005	1,395	$3.73
April 26, 2005	40,069	$3.58
April 28, 2005	52,206	$4.25

CUSIP No. 74838J101	13D	Page 5 of 5

Mr. Schuler’s individual retirement accounts:

March 2, 2005	10,000	$4.37
March 3, 2005	9,500	$4.34
March 4, 2005	6,000	$4.32
March 7, 2005	1,750	$4.25
March 22, 2005	11,400	$3.95
March 23, 2005	5,900	$3.89
March 24, 2005	11,500	$4.02
March 28, 2005	11,000	$3.97
March 29, 2005	7,100	$3.94
March 30, 2005	3,211	$3.96
March 31, 2005	7,000	$3.90
April 1, 2005	14,500	$3.76
April 4, 2005	1,200	$3.74
April 5, 2005	5,475	$3.75
April 11, 2005	900	$3.72
April 12, 2005	17,070	$4.06
April 13, 2005	10,400	$3.95
April 14, 2005	5,200	$3.91
April 15, 2005	1,580	$3.87
April 26, 2005	2,300	$3.56

Schuler Family Foundation:

March 11, 2005	17,604	$3.82
March 14, 2005	6,057	$3.88
March 15, 2005	3,000	$3.97

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: May 5, 2005.

/s/ Jack W. Schuler
Jack W. Schuler